InterOil 2014 First Quarter Results

Milestones Reached, Exploration Starts

- Elk-Antelope deal completed with Total S.A.

- $340.5m one-off gain on Total transaction

- New leadership team in place

- Drilling under way on new exploration licenses

SINGAPORE and PORT MORESBY, Papua New Guinea, May 14, 2014 /PRNewswire/ -- InterOil Corporation (NYSE:IOC; POMSoX:IOC) (the "company") today announced a 2014 first quarter net profit of $318.6 million, due mainly to a one-off $340.5 million gain from the sale of an interest in PRL 15 to Total S.A. of France on March 26, 20141.

The profit, up from $4.0 million in the first quarter of 2013, is underpinning aggressive exploration drilling across the four petroleum prospecting licenses ("PPLs") awarded to InterOil in March by the Papua New Guinea Government.

The licenses, which are valid for six years and renewable for a further five, cover almost 4 million acres (or 16,000 square kilometres) in the Gulf Province. Drilling began in early March, and initial results are expected in the next several weeks.

Targets achieved, focus now on exploration

The company in January appointed a new senior leadership team. Jon Ozturgut was named Chief Operating Officer and Don Spector was named Chief Financial Officer.

InterOil's Chief Executive, Dr. Michael Hession, said: "We achieved several ambitious targets this quarter: a new leadership team in place, the granting of new exploration licenses and completion of the Total deal. We accomplished what we set out to do. Our strategy is on track. We remain focused on adding value, particularly through the drill bit, which is something we do well. We have a busy, exciting program ahead, and the financial capacity to deliver it."

InterOil's Chief Financial Officer, Don Spector, said: "This quarter saw the achievement of a major milestone in the history of our company. Closing the deal with Total and the receipt of the $401.3 million completion payment has significantly strengthened our balance sheet, providing the funds we require for our drilling program. Despite slower retail and wholesale demand in Papua New Guinea coupled with a weakening PNG kina, our refinery enjoyed higher margins driving a small, but positive net profit. Our downstream business saw a drop in volume sold but continued to enjoy a stable $6.0 million net profit. We intend to secure additional flexibility in our capital structure by refinancing our $250 million secured loan facility in the coming weeks."

Local sales reflect slowing PNG economy

Revenue decreased by $39.2 million to $311.1 million in Q1 2014 from $350.3 million in Q1 2013, mainly due to lower sales volumes during the quarter. The total volume of all products we sold was 1.9 million barrels compared with 2.4 million in Q1 2013, mainly due to the timing of refinery exports.

The PNG economy continued to slow in Q1 2014 as the PNG LNG Project neared completion. The total local sales volume for the quarter was 1.2 million barrels, a decrease of 0.1 million barrels, or 9.5%, on Q1 2013.

InterOil's Port Moresby refinery processed 1.829 million barrels into product in Q1 2014, compared with 2.389 million for Q1 2013. Average daily throughput (excluding shutdowns) was 26,717 bblspd compared to 27,525 bblspd in Q1 2013.

InterOil provided petroleum products to 52 retail service stations, 18 depots, and 12 aviation sites – the largest retail distribution system in the country – and the company continues to invest in new retail sites and new retail fuel distribution systems.

Total agreement provides solid financial base

On March 26, 2014, Total acquired a gross participating interest of 40.1275% (net 31.0988%, after PNG government back-in of 22.5%) in PRL 15, which contains the Elk-Antelope gas field. InterOil is entitled to additional fixed and variable resource payments at certain milestones following appraisal of the fields.

Total will provide a 75% carry on the first $50 million (gross) per well for the first three appraisal wells and on the first $60 million (gross) for the single exploration well in PRL 15. Certification of Elk-Antelope resource volumes is expected in 2015.

Total has agreed to lead construction and operation of a proposed integrated LNG project. The final investment decision will follow resource certification, concept selection, basis of design, and front-end engineering and design.

Drilling underway

On March 6, 2014, the Papua New Guinea Government granted InterOil four new PPLs, covering the same area as the company's previous licenses.

The company continued acquiring seismic over Triceratops east, south-west Antelope and across two new prospects, Bobcat in PPL 476 and Antelope Deep (formerly Big Horn) in PRL 15.

In March, 2014, InterOil began drilling an exploration well in each of PPL 474 (Wahoo-1), PPL 475 (Raptor-1) and PPL 476 (Bobcat-1). A fourth exploration well, Antelope Deep, is expected to begin in PRL 15 in early 2015, and an appraisal well, Triceratops-3, in PRL 39, is planned to begin in late 2014.

Financial highlights

  Investments in Upstream and Midstream Liquefaction resulted in a net profit of $310.0 million (2013 net loss of $14.5 million). Corporate, Refining and Downstream collectively derived a net profit for the quarter of $8.6 million (2013 net profit of $18.5 million). The consolidated net profit for the current quarter was $318.6 million, compared to a $4.0 million profit in the first quarter of 2013. The variance was mainly driven by a $340.5 million gain from the sale of an interest in PRL 15 to Total on March 26, 2014.
  At March 31, 2014, InterOil had cash, cash equivalents and cash restricted totalling $482.2 million (March 31, 2013 – $107.4 million), of which $61.5 million is restricted (March 31, 2013 – $38.9 million). In addition, aggregate undrawn facilities were $296.6 million, including $100 million in a Credit Suisse facility to fund the current exploration. InterOil is planning to refinance the total $250 million Credit Suisse facility with a new longer term facility with improved terms in the coming weeks. InterOil's gearing, measured by the debt-to-capital ratio, was 22% in March 31, 2014 against 19% in March 2013.

Conference call information

The full text of the news release and accompanying financials are available on the company's website at www.interoil.com.

A conference call will be held on May 14, 2014 at 8:00am US Eastern time (8:00pm Singapore) to discuss the financial and operating results, development of PRL15, the new drilling program, and the company's outlook.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (800) 230 1092 in the US, or +1 (612) 288 0340 from outside the US.

A replay of the broadcast will be available soon afterwards on the website.

Summary of Consolidated Quarterly Financial Results for Past Eight Quarters

Quarters ended ($ thousands except per share data)	2014	2013				2012
	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30
Upstream	2,823	1,731	1,918	2,533	1,862	4,136	2,216	1,727
Midstream – Refining	249,487	353,749	251,725	289,300	305,172	301,925	274,671	236,006
Midstream – Liquefaction	-	181	-	20,089	-	-	-	-
Downstream	212,720	213,835	215,651	199,470	208,046	220,512	201,749	223,620
Corporate	32,481	31,832	31,714	36,201	34,923	37,552	26,880	24,742
Consolidation entries	(186,431)	(202,426)	(195,773)	(201,932)	(199,672)	(207,686)	(178,652)	(186,991)
Total revenues	311,080	398,902	305,235	345,661	350,331	356,439	326,864	299,104
Upstream	324,380	(19,974)	(2,842)	(19,478)	(1,311)	(873)	956	(5,730)
Midstream – Refining	5,988	10,246	(3,562)	840	12,701	12,370	13,417	(42,647)
Midstream – Liquefaction	(63)	87	2,550	19,850	(123)	192	11	672
Downstream	10,141	14,366	14,962	7,542	10,062	12,258	9,275	11,102
Corporate	2,223	6,055	13,446	1,745	10,044	14,133	9,841	9,975
Consolidation entries	(9,375)	(16,082)	(14,647)	(11,146)	(13,418)	(12,199)	(14,503)	(9,871)
EBITDA (1)	333,294	(5,302)	9,907	(647)	17,955	25,881	18,997	(36,499)
Upstream	310,567	(33,535)	(16,206)	(32,046)	(13,774)	(13,081)	(10,936)	(15,532)
Midstream – Refining	601	74	(11,074)	(4,675)	5,855	13,401	5,358	(32,969)
Midstream – Liquefaction	(555)	(430)	2,373	19,284	(681)	(394)	(573)	93
Downstream	6,013	9,237	9,435	4,346	6,005	7,716	5,626	6,045
Corporate	(684)	2,787	10,780	(1,701)	7,342	10,519	7,849	8,445
Consolidation entries	2,694	(2,946)	(1,626)	1,562	(744)	384	(1,988)	2,205
Net profit/(loss)	318,636	(24,813)	(6,318)	(13,230)	4,003	18,545	5,336	(31,713)
Net profit/(loss) per share (dollars)
Per Share – Basic	6.45	(0.51)	(0.13)	(0.27)	0.08	0.38	0.11	(0.66)
Per Share – Diluted	6.38	(0.51)	(0.13)	(0.27)	0.08	0.38	0.11	(0.66)

InterOil Corporation
Consolidated Balance Sheets
(Unaudited, Expressed in United States dollars)

		As at

	March 31,	December 31,	March 31,
	2014	2013	2013
	$	$	$

Assets
Current assets:
Cash and cash equivalents	420,668,190	61,966,539	68,461,627
Cash restricted	32,402,896	36,149,544	27,256,734
Trade and other receivables	66,634,767	98,638,110	150,718,608
Derivative financial instruments	53,313	-	372,938
Other current assets	1,175,741	1,054,847	2,333,691
Inventories (note 5)	189,979,031	158,119,181	207,979,187
Prepaid expenses	7,067,916	8,125,270	6,043,515
Total current assets	717,981,854	364,053,491	463,166,300
Non-current assets:
Cash restricted	29,114,776	17,065,000	11,670,536
Plant and equipment	244,291,146	244,383,962	253,122,122
Oil and gas properties (note 6)	98,102,235	584,807,023	544,934,617
Deferred tax assets	48,558,269	48,230,688	62,399,028
Other non-current receivables (note 7)	581,593,476	29,700,534	29,700,534
Investments accounted for using the equity method	17,547,023	17,557,838	-
Available-for-sale investments	-	-	3,587,901
Total non-current assets	1,019,206,925	941,745,045	905,414,738
Total assets	1,737,188,779	1,305,798,536	1,368,581,038
Liabilities and shareholders' equity
Current liabilities:
Trade and other payables	182,991,664	134,027,347	224,733,505
Income tax payable	19,908,377	17,087,974	15,583,344
Derivative financial instruments	-	1,869,253	9,913
Working capital facilities (note 8)	12,658,495	36,379,031	34,297,296
Unsecured loan and current portion of secured loans (note 9)	199,814,163	134,775,077	31,379,982
Current portion of Indirect participation interest (note 10)	7,449,409	12,097,363	15,246,397
Total current liabilities	422,822,108	336,236,045	321,250,437
Non-current liabilities:
Secured loans (note 9)	53,386,003	65,681,425	87,495,705
2.75% convertible notes liability	63,601,172	62,662,628	59,930,967
Deferred gain on contributions to LNG project	-	-	5,287,152
Indirect participation interest (note 10)	-	7,449,409	14,282,001
Other non-current liabilities (note 11)	96,752,001	96,000,000	96,000,000
Asset retirement obligations	5,044,158	4,948,017	4,983,064
Total non-current liabilities	218,783,334	236,741,479	267,978,889
Total liabilities	641,605,442	572,977,524	589,229,326
Equity:
Equity attributable to owners of InterOil Corporation:
Share capital (note 12)	998,660,596	953,882,273	931,990,521
Authorized - unlimited
Issued and outstanding - 50,022,600
(Dec 31, 2013 - 49,217,242)
(Mar 31, 2013 - 48,652,640)
2.75% convertible notes	14,297,627	14,297,627	14,298,036
Contributed surplus	26,736,901	26,418,658	32,632,412
Accumulated Other Comprehensive Income	3,571,209	4,541,913	22,389,537
Accumulated earnings/(deficit)	52,317,004	(266,319,459)	(221,958,794)
Total equity attributable to owners of InterOil Corporation	1,095,583,337	732,821,012	779,351,712
Non-controlling interest	-	-	-
Total equity	1,095,583,337	732,821,012	779,351,712
Total liabilities and equity	1,737,188,779	1,305,798,536	1,368,581,038
See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Income Statements
(Unaudited, Expressed in United States dollars)

	Quarter ended

	March 31,	March 31,
	2014	2013
	$	$

Revenue
Sales and operating revenues	308,222,594	349,323,775
Interest	54,284	15,003
Other	2,802,542	992,226
	311,079,420	350,331,004

Changes in inventories of finished goods and work in progress	(18,000,156)	13,107,848
Raw materials and consumables used	(252,714,016)	(327,866,604)
Administrative and general expenses	(15,036,132)	(8,465,554)
Derivative gains/(losses)	934,930	(470,955)
Legal and professional fees	(2,860,389)	(1,815,875)
Exploration costs, excluding exploration impairment (note 6)	(8,696,289)	(449,505)
Finance costs	(13,865,715)	(5,336,234)
Depreciation and amortization	(5,479,476)	(5,698,142)
Gain on conveyance of oil and gas properties (note 6)	340,540,011	500,071
Loss on available-for-sale investment	-	(340,045)
Foreign exchange losses	(14,302,321)	(5,476,146)
Share of net loss of joint venture partnership accounted for using the equity method	(10,815)	(96,051)
	10,509,632	(342,407,192)
Profit before income taxes	321,589,052	7,923,812

Income taxes
Current tax expense	(3,256,981)	(3,829,598)
Deferred tax benefit/(expense)	304,392	(91,496)
	(2,952,589)	(3,921,094)

Profit for the period	318,636,463	4,002,718

Profit is attributable to:
Owners of InterOil Corporation	318,636,463	4,002,718
	318,636,463	4,002,718

Basic profit per share	6.45	0.08
Diluted profit per share	6.38	0.08
Weighted average number of common shares outstanding
Basic (Expressed in number of common shares)	49,368,378	48,612,015
Diluted (Expressed in number of common shares)	50,200,242	49,284,136

See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Statements of Comprehensive Income
(Unaudited, Expressed in United States dollars)

	Quarter ended

	March 31,	March 31,
	2014	2013
	$	$

Profit for the period	318,636,463	4,002,718

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss:
Exchange loss on translation of foreign operations, net of tax	(970,704)	(2,267,186)
Loss on available-for-sale financial assets, net of tax	-	(376,230)
Other comprehensive loss for the period, net of tax	(970,704)	(2,643,416)
Total comprehensive income for the period	317,665,759	1,359,302

Total comprehensive income for the period is attributable to:
Owners of InterOil Corporation	317,665,759	1,359,302
	317,665,759	1,359,302
See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Statements of Changes in Equity
(Unaudited, Expressed in United States dollars)

	Quarter ended

	March 31,	March 31,
	2014	2013
Transactions with owners as owners:	$	$
Share capital
At beginning of period	953,882,273	928,659,756
Issue of capital stock (note 12)	44,778,323	3,330,765
At end of period	998,660,596	931,990,521
2.75% convertible notes
At beginning and end of period	14,297,627	14,298,036
Contributed surplus
At beginning of period	26,418,658	21,876,853
Fair value of options and restricted stock transferred to share capital	(1,515,695)	(3,902,303)
Stock compensation expense	1,833,938	2,506,982
Waiver of all remaining IPI conversion options	-	12,150,880
At end of period	26,736,901	32,632,412
Accumulated Other Comprehensive Income
Foreign currency translation reserve
At beginning of period	4,541,913	24,787,128
Foreign currency translation movement for the period, net of tax	(970,704)	(2,267,186)
Foreign currency translation reserve at end of period	3,571,209	22,519,942
Gain/(loss) on available-for-sale financial assets
At beginning of period	-	245,825
Loss on available-for-sale financial assets as a result of foreign currency translation, net of tax	-	(172,253)
Loss on revaluation of available-for-sale financial assets, net of tax	-	(203,977)
Loss on available-for-sale financial assets at end of period	-	(130,405)
Accumulated other comprehensive income at end of period	3,571,209	22,389,537
Conversion options
At beginning of period	-	12,150,880
Transfer of balance to contributed surplus	-	(12,150,880)
At end of period	-	-
Accumulated earnings/(deficit)
At beginning of period	(266,319,459)	(225,961,512)
Net profit for the period	318,636,463	4,002,718
At end of period	52,317,004	(221,958,794)
Total InterOil Corporation shareholders' equity at end of period	1,095,583,337	779,351,712
See accompanying notes to the condensed consolidated interim financial statements

InterOil Corporation
Consolidated Statements of Cash Flows
(Unaudited, Expressed in United States dollars)

	Quarter ended
	March 31,	March 31,
	2014	2013
	$	$

Cash flows generated from (used in):

Operating activities
Net profit for the period	318,636,463	4,002,718
Adjustments for non-cash and non-operating transactions
Depreciation and amortization	5,479,476	5,698,142
Deferred tax	(327,581)	1,127,430
Gain on conveyance of exploration assets	(340,540,011)	(500,071)
Accretion of convertible notes liability	938,544	884,386
Amortization of deferred financing costs	4,808,670	189,435
Timing difference between derivatives recognized and settled	(1,922,566)	(129,103)
Stock compensation expense, including restricted stock	1,833,938	2,506,982
Accretion of asset retirement obligation liability	96,141	89,208
Loss on Flex LNG investment	-	340,045
Share of net (profit)/loss of joint venture partnership accounted for using the equity method	10,815	96,051
Unrealized foreign exchange gain	(2,668)	167,774
Change in operating working capital
Decrease/(increase) in trade and other receivables	23,443,367	(15,816,189)
Decrease in other current assets and prepaid expenses	936,460	973,003
Increase in inventories	(32,731,446)	(15,303,322)
Increase in trade and other payables	4,096,709	56,256,930
Net cash (used in)/generated from operating activities	(15,243,689)	40,583,419

Investing activities
Expenditure on oil and gas properties	(102,681,272)	(38,386,230)
Proceeds from IPI cash calls	7,870,104	2,188,613
Expenditure on plant and equipment	(5,386,660)	(3,789,007)
Proceeds from Total for interest in PRL 15	401,338,497	-
(Increase)/decrease in restricted cash held as security on
borrowings	(8,303,128)	10,083,824
Change in non-operating working capital
Increase/(decrease) in trade and other payables	55,156,441	(5,799,120)
Net cash used in investing activities	347,993,982	(35,701,920)

Financing activities
Repayments of Westpac secured loan	-	(2,143,000)
Repayments of BSP and Westpac secured facility	(2,065,006)	-
Proceeds from drawdown of Credit Suisse secured facility	50,000,000	-
Proceeds from Pacific Rubiales Energy for interest in PPL237	-	76,000,000
(Repayments of)/proceeds from working capital facility	(23,720,536)	(59,993,183)
Proceeds from issue of common shares, net of transaction costs	1,736,900	-
Net cash generated from financing activities	25,951,358	13,863,817

Increase in cash and cash equivalents	358,701,651	18,745,316
Cash and cash equivalents, beginning of period	61,966,539	49,720,680
Exchange losses on cash and cash equivalents	-	(4,369)
Cash and cash equivalents, end of period	420,668,190	68,461,627
Comprising of:
Cash on Deposit	420,440,091	33,206,412
Short Term Deposits	228,099	35,255,215
Total cash and cash equivalents, end of period	420,668,190	68,461,627

See accompanying notes to the condensed consolidated interim financial statements

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licences covering about 16,000sqkm, Papua New Guinea's only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil

Houston	Singapore
Wayne Andrews, Vice President Capital Markets	Don Spector, Chief Financial Officer
Wayne.Andrews@InterOil.com	Don.Spector@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts for InterOil

John Hurst, Cannings
jhurst@cannings.net.au
Phone: +61 418 708 663

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements, which include statements as to planning for or the timing of the proposed LNG project and future exploration, are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.

1 Represents the accounting gain from completion and first certification payments less the carry cost of the asset